EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1). Société des Produits Nestlé S.A. and Nestlé S.A. acknowledge that each shall be responsible for the timely filing of such Schedule 13D and such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated August 31, 2020

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President